UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 3, 2024

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three-month periods ended March 31, 2024 and 2023. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2023 annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024 (the “2023 Form 20-F”) and the unaudited condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding demand and/or charter and contract rates for our vessels and port facilities. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions; changes in production or demand for the transportation or storage of grain and mineral commodities and petroleum products; the development of Navios Logistics’ planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities; the ability and willingness of charterers to fulfill their obligations; prevailing charter rates; drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of global pandemics; the aging of our fleets and resultant increases in operating costs; loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses related to the operation of vessels (including but not limited to costs associated with crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses); the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which Navios Logistics operates; risks associated with operations outside the United States; and other factors listed from time to time in the filings Navios Logistics makes with the SEC, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information—D. Risk Factors” in the 2023 Form 20-F. Navios Logistics expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

Recent Developments

In April 2024, Navios Logistics inaugurated a new liquid port in Nueva Palmira, Uruguay. The new liquid bulk terminal includes a tank farm that, in its first stage, offers 37,000 m3 static storage capacity, comprising of two tanks of 15,000 m3 and one of 7,000 m3. The tanks are designed to handle among other products, biofuels and vegetable oils exported from Uruguay and the Hidrovia region of South America. Navios Logistics has available space to increase storage capacity to about 140,000 m3 to meet customers’ future demand. The new liquid terminal infrastructure also includes a new pier to receive tank barges, connections of the tank farm with the barge and the ocean-going vessel piers and auxiliary facilities.

During the second quarter of 2024, all six barges under the Six Jumbo Barges (as defined else where in this report) contract were delivered.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. We have three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes dry port terminal operations and liquid port terminal operations. A general description of each segment follows:

Port Terminal Business

We own four port storage and transfer facilities: a grain port terminal (the “ Grain Port Terminal”), which supports agricultural and forest-related exports; an iron ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; a liquid port terminal (the “Uruguay Liquid Port Terminal”), which supports storage and transshipment of liquid cargoes and provision of fuel products for bunkering operations, all three located in Nueva Palmira Free Zone, Uruguay; and a liquid port terminal in San Antonio, Paraguay (the “Paraguay Liquid Port Terminal”), which provides tank storage for refined petroleum products. Our port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, a total static mineral-ore-stockpile capacity of 1,246,000 tons and a total static storage capacity for liquid cargoes of 37,000 cubic meters. Our Paraguay Liquid Port Terminal has a total static storage capacity of 65,660 cubic meters. The Grain Port Terminal, together with the Iron Ore Terminal, may be collectively referred to in this report as our “Dry Port Terminals”. The Paraguay Liquid Port Terminal, together with the Uruguay Liquid Port Terminal, may be collectively referred to in this report as our “Liquid Port Terminals.”

Ship-To-Ship Transshipment

Navios Logistics has chartered-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel for dry bulk cargoes, from Navios Maritime Partners L.P. for a period of five years starting from February 2024.

The Cabotage Business

We own and operate ocean-going vessels to support the transportation needs of our customers in the South American coastal-trade business. Our fleet consists of five ocean-going product tanker vessels, and a river and estuary tanker vessel. We contract our vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business

We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 342 vessels, including 312 barges and 30 pushboats. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We contract our vessels either on a time charter basis or on a CoA basis or in the spot market. We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (“LPG”)).

Fleet

Our current core fleet consists of a total of 348 owned vessels, barges and pushboats.

The following is the current core fleet as of June 3, 2024:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges(1)	257	508,221 DWT	Dry Cargo
Tank Barges	52	166,009 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	342

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker

Product Tanker Fleet	Year Built	DWT	Description
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Elena H	2018	4,999	Double-hulled Product Tanker

Total		77,249

(1)	Includes 24 barges that are currently under construction and are expected to be delivered no later than the fourth quarter of 2024.

Chartering Arrangements

We continually monitor developments in the shipping industry and make operational decisions based on an individual vessel and a segment basis, and on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and CoAs (some of which have minimum guaranteed volumes), and spot contracts. In the Cabotage Business, we typically operate under time charters with terms in excess of one year. Some of our charters provide for fixed pricing, minimum-volume requirements, and adjustment formulas for labor cost and fuel price.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see “Item 3. Key Information — D. Risk Factors” included in the 2023 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in which we Operate” in the 2023 Form 20-F.

Contract Rates

The shipping and logistics industry has been highly volatile. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability mainly depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

In our Barge Business, we transport cargo along the Hidrovia waterway, comprising the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira, Uruguay. Thus, weather-related changes adversely affecting the region, such as low water levels, could reduce or limit our ability to transport cargo effectively along the Hidrovia waterway. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports, stores, and transships, which could result in a reduction in demand for our port and transportation services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan peso, Argentine peso, Brazilian real and Paraguayan guarani. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date, except for property, and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are recorded in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the unaudited condensed consolidated statement of profit.

Inflation and Fuel Price Increases

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine and the Gaza strip may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for the Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonal aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year. Our Liquid Port Terminals and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. The Port Terminal Business segment includes the operating results of the Dry Port Terminals and the ship-to-ship transshipment and the Liquid Port Terminals operations. Our Liquid Port Terminals comprise our Paraguay Liquid Port Terminal, an up-river port terminal with tank storage for refined petroleum products, and oil and gas, located in San Antonio, Paraguay, approximately 17 miles by river from the capital, Asuncion and our Uruguay Liquid Port Terminal located in Nueva Palmira, Uruguay, at kilometer zero of the Parana-Paraguay riverway, at the confluence of Parana & Uruguay rivers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three-month periods ended March 31, 2024 and 2023. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars-except other operating data)	Three month period ended March 31, 2024 (unaudited)	Three month period ended March 31, 2023 (unaudited)
Revenue	$71,966	$65,080
Cost of sales	(48,570)	(41,548)

Gross profit	$23,396	$23,532
Administrative expenses	(4,946)	(4,745)
Other operating income	1,470	246
Other operating expenses	(1,373)	(1,310)
Allowance for expected credit losses on financial assets	(70)	(392)

Operating profit	$18,477	$17,331
Finance income	726	358
Finance costs	(16,991)	(16,126)
Other financial results	23	—

Profit before tax	$2,235	$1,563
Income tax benefit	5,858	29

Profit for the period	$8,093	$1,592

Other Operating Data
Grain Port Terminal—tons of cargo moved	907,765	628,564
Iron Ore Port Terminal—tons of cargo moved	189,245	827,586

Liquid Port Terminals—cubic meters of stored liquid cargos	229,105	166,052
Liquid Port Terminals—cubic meters of sales of products	3,516	4,505
Barge Business—cubic meters of liquid cargos	205,491	186,080
Barge Business—dry cargo tons	529,319	324,926
Cabotage Business —cubic meters of liquid cargos	344,701	419,682
Cabotage Business—available days	512	630
Cabotage Business—operating days	494	531
Revenues per Segment
Port Terminal Business	$32,181	$30,911
Grain Port Terminal	$10,986	$8,696
Iron Ore Port Terminal	$16,871	$17,824
Liquid Port Terminals	$2,242	$1,304
Sales of products—Liquid Port Terminals	$2,082	$3,087
Barge Business	$27,365	$22,565
Cabotage Business	$12,420	$11,604

For the three month period ended March 31, 2024 compared to the three month period ended March 31, 2023

Revenue

The following table presents our revenues for the three-month periods ended March 31, 2024 and 2023:

	Three month period ended March 31, 2024				Three month period ended March 31, 2023
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenues	$—	$12,681	$11,904	$24,585	$—	$11,838	$6,896	$18,734
CoA/Voyage revenues	—	—	15,572	15,572	—	—	15,767	15,767
Port terminal revenues	30,099	—	—	30,099	27,824	—	—	27,824
Turnover tax	—	(261)	(111)	(372)	—	(234)	(98)	(332)

Time charter, voyage and port terminal revenues	$30,099	$12,420	$27,365	$69,884	$27,824	$11,604	$22,565	$61,993

Sale of Products-Liquid Port Terminal	$2,082	—	—	$2,082	$3,087	—	—	$3,087

Total Revenue	$32,181	$12,420	$27,365	$71,966	$30,911	$11,604	$22,565	$65,080

Time Charter, Voyage and Port Terminal Revenues: For the three-month period ended March 31, 2024, Navios Logistics’ time charter, voyage and port terminal revenues increased by $7.9 million, or 12.7%, to $69.9 million, as compared to $62.0 million for the same period in 2023. Revenue from the Barge Business increased by $4.8 million, or 21.3%, to $27.4 million for the three-month period ended March 31, 2024, as compared to $22.6 million for the same period in 2023, mainly attributable to higher revenue from time charter-out contracts and higher volumes of liquid cargo moved. Revenue from the Port Terminal Business increased by $2.3 million, or 8.2%, to $30.1 million for the three-month period ended March 31, 2024, as compared to $27.8 million for the same period in 2023. The increase was mainly attributable to higher volumes transshipped at the Grain Port Terminal driven by higher Uruguayan exports. Revenue from the Cabotage Business increased by $0.8 million, or 7.0%, to $12.4 million for the three-month period ended March 31, 2024, as compared to $11.6 million for the same period in 2023, mainly due to higher time charter rates.

Sales of Products- Liquid Port Terminals: For the three-month period ended March 31, 2024, Navios Logistics’ sales of products decreased by $1.0 million, or 32.6%, to $2.1 million, as compared to $3.1 million for the same period in 2023.

Cost of Sales

The following table presents our cost of sales for the three-month periods ended March 31, 2024 and 2023:

	Three month period ended March 31, 2024				Three month period ended March 31, 2023
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$7,792	$483	$8,406	$16,685	$5,909	$445	$6,768	$13,122
Direct vessel expenses	—	8,623	11,463	20,086	—	7,755	8,557	16,312
Cost of products sold-Liquid Port Terminal	2,015	—	—	2,015	2,729	—	—	2,729
Depreciation and amortization	2,774	2,177	4,833	9,784	2,576	1,684	5,125	9,385

Total cost of sales	$12,581	$11,287	$24,703	$48,570	$11,214	$9,884	$20,450	$41,548

Time Charter, Voyage and Port Terminal Expenses: For the three-month period ended March 31, 2024, time charter, voyage and port terminal expenses increased overall by $3.6 million, or 27.2%, to $16.7 million as compared to $13.1 million for the same period in 2023. Port terminal expenses increased by $1.9 million, or 31.9%, to $7.8 million for the three-month period ended March 31, 2024, as compared to $5.9 million for the same period in 2023, mainly due to higher volumes transshipped in the Grain Port Terminal. Barge expenses increased by $1.6 million, or 24.2%, to $8.4 million for the three-month period ended March 31, 2024, as compared to $6.8 million for the same period in 2023, mainly due to increased bunker consumption and other voyage expenses. Time charter and voyage expenses of the Cabotage Business increased by less $0.1 million, or 9.4%, to $0.5 million for three-month period ended March 31, 2024, as compared to $0.4 million for the same period during 2023.

Direct Vessel Expenses: Direct vessel expenses increased by $3.8 million, or 23.1%, to $20.1 million for the three-month period ended March 31, 2024, as compared to $16.3 million for the same period in 2023. Direct vessel expenses of the Barge Business increased by $2.9 million, or 34.0%, to $11.5 million for the three-month period ended March 31, 2024, as compared to $8.6 million for the same period in 2023, mainly due to increased crew costs, repairs and maintenance and stores. The Cabotage Business recognized an increase in direct vessel expenses of $0.9 million, or 11.2%, to $8.6 million for the three-month period ended March 31, 2024, up to $7.8 million for the same period in 2023. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, spares and stores, insurance, maintenance and repairs and maintenance.

Cost of Products Sold - Liquid Port Terminals: For the three-month period ended March 31, 2024, Navios Logistics’ cost of products sold decreased by $0.7 million, or 26.2%, to $2.0 million, as compared to $2.7 million for the same period in 2023.

Depreciation and Amortization: Depreciation and amortization expense overall increased by $0.4 million, or 4.3%, to $9.8 million for the three-month period ended March 31, 2024, from $9.4 million for the same period in 2023. Depreciation and amortization in the Cabotage Business increased by $0.5 million, or 29.3%, to $2.2 million for the three-month period ended March 31, 2024, as compared to $1.7 million for the same period in 2023, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business increased by $0.2 million, or 7.7%, to $2.8 million for the three-month period ended March 31, 2024, as compared to $2.6 million for the same period in 2023, mainly due to the delivery of the Navios Vega completed in the first quarter of 2024. See Note 9 “Leases” and Note 10 “Related Party Disclosures”, included elsewhere in this report. Depreciation and amortization in the Barge Business decreased by $0.3 million, or 5.7%, to $4.8 million for the three- month period ended March 31, 2024, as compared to $5.1 million for the same period in 2023.

Administrative Expenses

Administrative expenses increased by $0.2 million, or 4.2%, to $4.9 million for the three-month period ended March 31, 2024, as compared to $4.7 million for the same period in 2023. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income increased by $1.2 million, to $1.5 million for the three-month period ended March 31, 2024, as compared to $0.2 million for the same period in 2023. Other operating income in the Barge Business increased by $0.6 million to $0.8 million for the three-month period ended March 31, 2024, as compared to $0.2 million for the same period of 2023. Other operating income in the Port Terminal Business increased by $0.6 million to $0.7 million for the three-month period March 31, 2024, as compared to $0.1 million for the same period of 2023. Other operating income in the Cabotage Business was nil for each of the three-month periods ended March 31, 2024 and 2023.

Other Operating Expenses

Other operating expenses increased overall by less than $0.1 million, or 4.7%, to $1.4 million for the three-month period ended March 31, 2024, up from $1.3 million for the same period in 2023. Other operating expenses in the Port Terminal Business increased by $0.2 million for the three-month period ended March 31, 2024, as compared to $nil for the same period in 2023. Other operating expenses in the Barge Business decreased by $0.1 million, or 13.0%, to $0.7 million for the three-month period ended March 31, 2024, as compared to $0.8 million for the same period in 2023. Other operating expenses in the Cabotage Business decreased by less than $0.1 million, or 5.2%, to $0.4 million for the three- month period ended March 31, 2024, as compared to $0.5 million for the same period in 2023.

Allowance for Expected Credit Losses on Financial Assets

Overall, allowance for expected credit losses on financial assets decreased by $0.3 million to $0.1 million for the three-month period ended March 31, 2024, from $0.4 million for the same period in 2023.

Operating Profit/ (Loss)

Total operating profit increased by $1.1 million, or 6.6%, to $18.5 million for the three-month period ended March 31, 2024, as compared to $17.3 million for the same period in 2023.

Operating loss in the Barge Business decreased by $1.1 million to $0.4 million for the three-month period ended March 31, 2024, as compared to $1.4 million for the same period in 2023. The decrease in operating loss was mainly attributable to: (i) an increase in revenue; (ii) an increase in other operating income; (iii) a decrease in depreciation and amortization; and (iv) a decrease in other operating expenses. The overall decrease in operating loss in the Barge Business was partially offset by: (i) an increase in direct vessel expenses; (ii) an increase in time-charter and voyage expenses; (iii) an increase in administrative expenses; and (iv) an increase in allowance for expected credit losses on financial assets.

Operating profit in the Port Terminal Business increased by $0.7 million, or 3.7%, to $18.9 million for the three-month period ended March 31, 2024, as compared to $18.3 million for the same period in 2023. The increase in operating profit was mainly attributable to: (i) an increase in port terminal revenues; (ii) a decrease in cost of products sold; (iii) an increase in other operating income; and (iv) a decrease in allowance for expected credit losses on financial assets. The increase in operating profit was partially offset by: (i) an increase in port terminal expenses; (ii) a decrease in sales of products; (iii) an increase in depreciation and amortization; (iv) an increase in other operating expenses; and (v) higher administrative expenses.

Operating loss in the Cabotage Business increased by $0.6 million, or 114.3%, to less than $0.1 million for the three-month period ended March 31, 2024, as compared to $0.5 million operating profit for the same period in 2023. The increase in operating loss was mainly attributable to: (i) an increase in direct vessel expenses; (ii) an increase in depreciation and amortization; (iii) an increase in time charter and voyage expenses; and (iv) an increase in administrative expenses. The increase in operating profit was partially mitigated by: (i) an increase in revenue; and (iii) a decrease in other operating expenses.

Finance Income

Finance income increased by $0.4 million to $0.7 million for the three-month period ended March 31, 2024, as compared to less than $0.4 million for the same period in 2023. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance costs increased by $0.9 million, or 5.4%, to $17.0 million for the three-month period ended March 31, 2024, as compared to $16.1 million for the same period in 2023. This increase was attributable, to the finance costs incurred for the Navios Vega following her delivery in the first quarter of 2024 (see Note 9 “Leases” and Note 10 “Related Party Disclosures”, included elsewhere in this report) and to the higher weighted average interest rate for the three-month period ended March 31, 2024. The annualized weighted average interest rates of the Company’s total borrowings were 10.37% and 10.26% for the three-month periods ended March 31, 2024 and 2023, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the year ended December 31, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results increased to less than $0.1 million for the three-month period ended March 31, 2024, as compared to nil for the same period in 2023.

Income Tax Benefit/(Expense)

Income tax benefit increased by $5.8 million to $5.9 million for the three-month period ended March 31, 2024, as compared to less than $0.1 million for the same period in 2023. Income tax benefit from the Cabotage Business increased by $4.1 million to $4.4 million for the three-month period ended March 31, 2024, as compared to $0.3 million for the same period in 2023. Income tax benefit from the Barge Business increased by $1.7 million to $1.5 million for the three-month period ended March 31, 2024, compared to $0.2 million income tax expense for the same period in 2023. The overall increase in income tax benefit was the result of the non-cash deferred income tax gain, resulting from the effects of exchange rate changes and tax indexing related to the tangible assets of the Company’s Argentinean subsidiary.

Profit/(Loss) for the Period

In the aggregate, profit for the period increased by $6.5 million to $8.1 million for the three-month period ended March 31, 2024, compared to a $1.6 million profit for the same period in 2023.

Profit for the period in the Cabotage Business increased by $3.1 million, or 179.3%, to $1.4 million for the three-month period ended March 31, 2024, as compared to $1.7 million loss for the same period in 2023. The increase in profit for the period was mainly attributable to: (i) an increase in income tax benefit; (ii) an increase in finance income; and (iii) an increase in other financial results, partially offset by: (i) an increase in operating loss; and (ii) an increase in finance costs.

Loss for the period in the Barge Business decreased by $2.8 million, or 33.1%, to $5.7 million for the three-month period ended March 31, 2024, as compared to a loss of $8.5 million for the same period in 2023. The decrease in loss for the period was mainly attributable to: (i) an increase in income tax benefit; (ii) a decrease in operating loss; (iii) an increase in finance income; and (iv) an increase in other financial results, partially offset by an increase in finance costs.

Profit for the period in the Port Terminal Business increased by $0.6 million, or 4.9%, to $12.4 million for the three-month period ended March 31, 2024, as compared to $11.9 million for the same period in 2023. The increase in profit for the period was mainly attributable to: (i) an increase in operating profit; and (ii) an increase in finance income, partially offset by an increase in finance costs.

EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance income, finance costs, depreciation and amortization, and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance. EBITDA is a “non-IFRS financial measure” and should not be considered a substitute for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of results as reported under IFRS. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of our performance.

Three Month Period Ended March 31, 2024

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(Loss) for the period	$12,439	$1,366	$(5,712)	$8,093
Finance income	(304)	(100)	(322)	(726)
Finance costs	6,794	3,069	7,128	16,991
Depreciation and amortization	2,778	2,177	5,216	10,171
Income tax benefit	—	(4,389)	(1,469)	(5,858)

EBITDA	$21,707	$2,123	$4,841	$28,671

Three Month Period Ended March 31, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(Loss) for the period	$11,856	$(1,723)	$(8,541)	$1,592
Finance income	(142)	(58)	(158)	(358)
Finance costs	6,543	2,552	7,031	16,126
Depreciation and amortization	2,580	1,684	5,310	9,574
Income tax (benefit)/expense	—	(267)	238	(29)

EBITDA	$20,837	$2,188	$3,880	$26,905

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of debt securities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our existing indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We plan to refinance the 2025 Notes on or prior to their maturity, and we are currently reviewing our capital structure with a goal of refinancing the 2025 Notes. We do not have any material contractual arrangements for any such transactions at this time. See “— Working Capital Position”, “— Capital Expenditures” and “—Interest-bearing Loans and Borrowings” included elsewhere in this report for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the month periods ended March 31, 2024 and 2023.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2024 (unaudited)	Three Month Period Ended March 31, 2023 (unaudited)
Net cash (used in)/ provided by operating activities	$(1,340)	$6,791
Net cash used in investing activities	(17,118)	(5,813)
Net cash used in by financing activities	(16,759)	(14,505)

Net decrease in cash and cash equivalents	(35,217)	(13,527)
Cash and cash equivalents and restricted cash, beginning of the period	69,282	49,864

Cash and cash equivalents and restricted cash, end of period	$34,065	$36,337

Cash used in operating activities for the three-month period ended March 31, 2024 as compared to cash provided by operating activities for the three-month period ended March 31, 2023:

Net cash used in operating activities increased by $8.1 million to $1.3 million for the three-month period ended March 31, 2024, as compared to $6.8 million net cash provided by operating activities for the same period in 2023.

In determining net cash provided by operating activities, profit is adjusted for the effect of certain non-cash items, including depreciation and amortization, which items are analyzed in detail in our unaudited condensed Consolidated Statement of Cash Flows for the Three Month Periods Ended March 31, 2024 and 2023, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash used in operating activities.

The negative change in working capital of $1.3 million for the three-month period ended March 31, 2024 resulted from a $7.0 million increase in trade receivables and contract assets. This negative change was partially offset by a $3.8 million increase in trade and other payables and contract liabilities, a $1.7 million decrease in prepayments and other assets and a $0.1 million decrease in inventories.

The positive change in working capital of $7.5 million for the three-month period ended March 31, 2023 resulted from a $11.7 million decrease in trade receivables and contract assets and a $0.2 million increase in trade and other payables and contract liabilities. These positive changes were partially offset by a $2.4 million increase in prepayments and other assets and a $2.0 million increase in inventories.

Cash used in investing activities for the three-month period ended March 31, 2024 as compared to the three-month period ended March 31, 2023:

Net cash used in investing activities increased by $11.3 million to $17.1 million for the three-month period ended March 31, 2024, compared to $5.8 million for the same period in 2023.

Cash used in investing activities for the three-month period ended March 31, 2024 comprised mainly: (i) $9.0 million in payments for the purchase of tangible assets, including payments for drydock and special surveys, payments for the delivery of the remaining eight barges pursuant to the Twelve Jumbo Barges contract (see Note 9, included elsewhere in this report) and the completion of the construction of a new of a crane in our Iron Ore Port Terminal (see Note 5, included elsewhere in this annual report); (ii) $4.0 million in payments for the development of a new liquid terminal in Nueva Palmira; (iii) $3.7 million in payments for expansion works in the Iron Ore Port Terminal; (iv) $0.3 million in payments relating to the deposit for the construction of six barges pursuant to the Six Jumbo Barges contract (as defined elsewhere in this report); and (v) less than $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil.

Cash used in investing activities for the three-month period ended March 31, 2023 was mainly attributable to: (i) $3.5 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; (ii) $2.3 million in payments for expansion works in the Iron Ore Port Terminal; and (iii) less than $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil.

Cash used in financing activities for the three-month period ended March 31, 2024 as compared to the three-month period ended March 31, 2023:

Net cash used in financing activities increased by $2.3 million to $16.8 million for the three-month period ended March 31, 2024, as compared to $14.5 million cash provided by financing activities for the same period of 2023.

Cash used in financing activities for the three-month period ended March 31, 2024 was primarily due to payments of: (i) $6.5 million in relation to the 2025 Notes (as defined herein); (ii) $8.5 million in connection with the Company’s outstanding indebtedness; (iii) $1.0 million for the repayment of the Notes Payable (as defined herein); and (iv) $1.0 million for the principal portion of our lease liabilities.

Cash used in financing activities for the three-month period ended March 31, 2023 was primarily due to payments of: (i) $10.0 million in relation to the promissory note to Grimaud (the “Promissory Note”); (ii) $3.2 million in connection with the Company’s outstanding indebtedness; (iii) $0.9 million for the repayment of the Notes Payable (as defined herein); and (iv) $0.3 million for the principal portion of our lease liabilities.

Interest-Bearing Loans and Borrowings

Navios Logistics’ interest-bearing loans and borrowings are presented under the captions “Interest-bearing loans and borrowings” under current and non-current liabilities in the unaudited condensed consolidated statement of financial position, included elsewhere in this report. As of March 31, 2024 and December 31, 2023, total interest-bearing loans and borrowings amounted to $547.7 million and $562.1 million, respectively. The current portion of interest-bearing loans and borrowings amounted to $27.9 million at March 31, 2024 and $31.0 million at December 31, 2023. Please refer to our 2023 Form 20-F for a full description of Interest-bearing loans and borrowings.

Working Capital Position

On March 31, 2024, Navios Logistics’ current assets totaled $98.3 million, while current liabilities, excluding deferred income of $3.6 million as of March 31, 2024, totaled $96.4 million. Deferred income represents revenue received in advance and is a non-cash liability that will be recognized as revenue in future periods as the services are rendered. Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Capital Expenditures

Please read Note 5 “Tangible fixed assets and assets under construction” to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of our capital expenditures.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects, and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent, or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

No dividends were declared during the three-month periods ended March 31, 2024 and 2023. In the three-month period ended March 31, 2023, the Company paid $10.0 million, representing the remaining balance due under the Promissory Note (as define herein).

Concentration of Credit Risk

Accounts Receivable and Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the three-month period ended March 31, 2024, our largest customer, Vale International S.A. (“Vale”), accounted for 22.0% of our revenues, and five customers accounted for approximately 53.5% of our revenues, with no single customer (other than Vale) accounting for more than 10% of our total revenues. For the three-month period ended March 31, 2023, our largest customers, Vale and Y.P.F S.A. (“YPF”), accounted for 22.5% and 12.9%, respectively, of our revenues, and five customers accounted for approximately 51.9% of our revenues, with no single customer (other than Vale and YPF) accounting for more than 10% of our total revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.” in the 2023 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, any disagreements with us, or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect.

Cash Deposits with Financial Institutions

We are exposed to potential loss related to cash deposits in excess of amounts covered by government-provided insurance in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Legal Proceedings and Commitments and Contingencies

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our unaudited condensed consolidated financial position, results of operations or cash flows.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of the Six Jumbo Barges to be delivered no later than the end of the second quarter of 2024. The contract for the Six Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges. See Note 10: Tangible fixed assets and assets under construction, included elsewhere in this report. As of March 31, 2024 and December 31, 2023, the Company paid an amount of $1.0 million and $0.6 million, respectively, relating to the deposit for the construction of the six barges constructed pursuant to the Six Jumbo Barges contract, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. For further information see Note 10 “Tangible fixed assets and assets under construction”, included elsewhere in this report.

In April 2024, Navios Logistics entered into a five-year leasing contract for the construction of eight barges to be delivered no later than the end of the third quarter of 2024 (the “Eight Jumbo Barges”). The contract for the Eight Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges and Six Jumbo Barges (as described above).

In March 2024, Navios Logistics entered into an agreement, with an unrelated third party, to acquire 12 secondhand barges for a total consideration of $4.0m, expected to be delivered within the second quarter of 2024, and has the option to acquire 4 additional secondhand barges at similar terms.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Corporation Navios S.A. (a consolidated subsidiary) of all its obligations to Technologia Em Movimentacao S.A. (“TMSA”) up to $8.0 million. This guarantee expires upon completion of the contract.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expired on March 28, 2024 and is expected to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Enresur (consolidated subsidiaries) under their respective direct user agreements with the Free Zone of Nueva Palmira, in the amounts of $0.8 million and $0.5 million, respectively.

Related Party Transactions

Please read Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this report for a full description of related party transactions.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and fluctuations in time-charter hire rates. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments. As of March 31, 2024 and December 31, 2023, the Company’s long-term indebtedness totaled $555.3 million and $571.1 million, respectively. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2023 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates do not affect the fair value of each, which, as of March 31, 2024 was $495.7 million, $12.6 million, $2.6 million, $5.4 million and $2.5 million, respectively, but do not affect the related finance costs. Interest rates on the Notes Payable and the 2023 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance costs. As of March 31, 2024, the amount outstanding under the Company’s floating rate loan facilities was $38.7 million. A change of 100 basis points in the SOFR rate would have increased finance costs for the three-month period ended March 31, 2024 by $0.4 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Foreign Currency Transactions:

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the three-month period ended March 31, 2024 and 2023 approximately 50.2%, and 56.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the three-month period ended March 31, 2024, approximately 23%, 12% and 15% of the

Company’s $43.7 million of combined costs for: (a) time charter, voyage and port terminal expenses; (b) direct vessels expenses; (c) cost of products; and (d) administrative expenses, net of depreciation (together, the “Combined Cost”), was denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 30%, 14% and 13%, respectively, of our $36.5 million of Combined Cost for the three-month period ended March 31, 2023. For the three-month periods ended March 31, 2024 and 2023, Brazilian reais accounted for less than 1% of our Combined Cost.

For the three-month period ended March 31, 2024, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.1 million, less than $0.1 million and less than $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended March 31, 2023 by $0.1 million, $0.1 million and less than $0.1 million, respectively.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations” included elsewhere in this report.

Critical Accounting Policies

Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2023 Form 20-F. There have been no significant changes to accounting policies and estimates during the three-month period ended March 31, 2024.

During the year ended December 31, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the three-month periods ended March 31, 2024 and 2023 was $1.0 million and $0.7 million, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars— except share data)

	Notes	March 31, 2024 (unaudited)	December 31, 2023
ASSETS
Non-current assets
Tangible assets	5	$524,740	$506,009
Assets under construction	5	25,591	27,079
Intangible assets	6	147,943	148,695
Right-of-use assets	9	55,936	20,487
Deferred tax assets		485	88
Other assets		2,118	2,223

Total non-current assets		$756,813	$704,581

Current Assets
Inventories		10,384	10,519
Trade receivables	4	40,249	34,463
Contract assets	4	2,326	1,183
Prepayments and other assets		11,259	12,982
Cash and cash equivalents		34,065	69,282

Total current assets		$98,283	$128,429

Total Assets		$855,096	$833,010

EQUITY and LIABILITIES
Equity
Issued capital	7	20	20
Share premium		233,441	233,441
Accumulated deficit		(63,921)	(72,014)

Total equity		$169,540	$161,447

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	519,849	531,092
Lease liabilities	9	56,454	20,623
Provisions		646	642
Deferred tax liabilities		8,107	13,592
Other non-current liabilities		461	431

Total non-current liabilities		$585,517	$566,380

Current liabilities
Trade and other payables		60,079	68,186
Contract liabilities	4	2,407	1,872
Deferred tax liabilities		—	66
Interest-bearing loans and borrowings	8	27,863	31,013
Lease liabilities	9	9,690	4,046

Total current liabilities		$100,039	$105,183

Total liabilities		$685,556	$671,563

Total equity and liabilities		$855,096	$833,010

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT

(Expressed in thousands of U.S. dollars— except share data)

	Note	Three month period ended March 31, 2024 (unaudited)	Three month period ended March 31, 2023 (unaudited)
Revenue	4	$71,966	$65,080
Cost of sales	4	(48,570)	(41,548)

Gross profit		$23,396	$23,532
Administrative expenses	4	(4,946)	(4,745)
Other operating income		1,470	246
Other operating expenses		(1,373)	(1,310)
Allowance for expected credit losses on financial assets	4	(70)	(392)

Operating profit		$18,477	$17,331
Finance income		726	358
Finance costs		(16,991)	(16,126)
Other financial results		23	—

Profit before tax		$2,235	$1,563
Income tax benefit		5,858	29

Profit for the period		$8,093	$1,592

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars— except share data)

	Issued shares	Share capital	Share premium	Accumulated Deficit	Total Equity
Balance as at January 1, 2024	$20,000	$20	$233,441	$(72,014)	$161,447

Profit for the period				8,093	8,093

Balance as at March 31, 2024 (unaudited)	$20,000	$20	$233,441	$(63,921)	$169,540

Balance as at January 1, 2023	$20,000	$20	$233,441	$(85,795)	$147,666

Profit for the period				1,592	1,592

Balance as at March 31, 2023 (unaudited)	$20,000	$20	$233,441	$(84,203)	$149,258

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars— except share data)

	Notes	Three month period ended March 31, 2024 (unaudited)	Three month period ended March 31, 2023 (unaudited)
Operating activities
Profit before tax		$2,235	$1,563
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of tangible assets	5	8,501	8,508
Amortization of intangible assets	6	752	693
Amortization of right-of-use assets	9	918	373
Movements in provisions		74	374
Finance income		(726)	(358)
Finance costs		16,991	16,126
Working capital movements		(1,345)	7,517
Decrease/(Increase) in other assets		105	(12)
Increase in other non-current liabilities		30	24

		$27,535	$34,808
Interest received		726	358
Interest paid		(29,601)	(28,371)
Income tax paid		—	(4)

Net cash flows (used in)/provided by operating activities		$(1,340)	$6,791

Investing activities
Acquisition of tangible assets	5	(9,032)	(3,478)
Acquisition of assets under construction	5	(8,086)	(2,335)

Net cash flows used in investing activities		$(17,118)	$(5,813)

Financing activities
Payment of principal portion of lease liabilities	9	(956)	(316)
Proceeds from long term debt	8	(20)	—
Repayment of long-term debt and payment of principal	8	(14,799)	(3,241)
Repayment of notes payable	8	(984)	(948)
Dividends paid – Promissory Note	10	—	(10,000)

Net cash flows used in financing activities		$(16,759)	$(14,505)

Net decrease in cash and cash equivalents		(35,217)	(13,527)

Cash and cash equivalents at January 1		69,282	49,864

Cash and cash equivalents at March 31		$34,065	$36,337

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Tangible assets unpaid	5	$1962	$(1,333)
Assets under construction	5	$(66)	$(47)
Transfers from assets under construction to tangible assets	5	$10,175	$—
Lease of Twelve Jumbo Barges	5,9	$6,063	$—
Lease of Navios Vega	9,10	$36,039	$—
Capitalized interest	5	$535	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges, and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers, as well as users of refined petroleum products. As of March 31, 2024, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)	Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars, which is also the currency of the Company’s primary economic environment and the functional currency of the majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

The unaudited condensed consolidated financial statements as of and for the three-month period ended March 31, 2024 have been authorized on May 17, 2024 on behalf of Navios Logistics’ board of directors for issuance and filing on June 3, 2024.

(b)	Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. On March 31, 2024, Navios Logistics’ current assets totaled $98,283, while current liabilities, excluding deferred income of $3,618 as of March 31, 2024, totaled $96,421. Deferred income of $1,211 is included in caption “Trade and other payables” and an amount of $2,407 is included in “Contract liabilities”. Deferred income represents revenue received in advance and is a non-cash liability that will be recognized as revenue in future periods as the services are rendered.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period, and therefore it is appropriate to prepare the financial statements on a going concern basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

(c)	Basis of Consolidation

The unaudited condensed consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(d)	New standards, interpretations and amendments adopted by the Company

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in all periods presented in this report except for the following IFRSs which have been adopted by the Company as of January 1, 2024. Amendments and interpretations that apply for the first time in 2024 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the three-month period ended March 31, 2024. These are also disclosed below.

•	IAS 1 ‘Presentation of Financial Statements’ (Amendments) (effective for annual periods beginning on or after 1 January 2024)

•	2020 Amendment ‘Classification of liabilities as current or non-current’

The amendment clarifies that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

•	2022 Amendments ‘Non-current liabilities with covenants’

The new amendments clarify that if the right to defer settlement is subject to the entity complying with specified conditions (covenants), this amendment will only apply to conditions that exist when compliance is measured on or before the reporting date. Additionally, the amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period. The 2022 amendments changed the effective date of the 2020 amendments. As a result, the 2020 and 2022 amendments are effective for annual reporting periods beginning on or after 1 January 2024 and should be applied retrospectively in accordance with IAS 8. As a result of aligning the effective dates, the 2022 amendments override the 2020 amendments when they both become effective in 2024.

(e)	Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. The Company is currently evaluating the impact of these adoptions in its unaudited condensed consolidated financial statements and related disclosures.

•	IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ (Amendments) - Lack of exchangeability (effective for annual periods beginning on or after 1 January 2025)’

These amendments require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

•	IFRS 18 ‘‘Presentation and Disclosure in Financial Statements’ (effective for annual periods beginning on or after 1 January 2027)’

IFRS 18 was issued in April 2024. It sets out requirements on presentation and disclosures in financial statements and replaces IAS 1. Its objective is to make it easier for investors to compare the performance and future prospects of entities by changing the requirements for presenting information in the primary financial statements, particularly the statement of profit or loss.

The new standard:

•	requires presentation of two new defined subtotals in the statement of profit or loss—operating profit and profit before financing and income taxes.

•

requires disclosure of management-defined performance measures—subtotals of income and expenses not specified by IFRS that are used in public communications to communicate management’s view of an aspect of a company’s financial performance. To promote transparency, a company will be required to provide a reconciliation between these measures and totals or subtotals specified by IFRS. Enhances the requirements for aggregation and disaggregation to help a company to provide useful information.

•

requires limited changes to the statement of cash flows to improve comparability by specifying a consistent starting point for the indirect method of reporting cash flows from operating activities and eliminating options for the classification of interest and dividend cash flows.

The new standard has retrospective application.

(f)	Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(aa) in the annual consolidated financial statements for the year ended December 31, 2023. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events as assessed to be reasonable under the present circumstances.

During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of profit. Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the three-month periods ended March 31, 2024 and 2023 was $1,012 and $665, respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

(g)	Seasonality

Certain of Navios Logistics’ businesses have seasonal aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year.

Navios Logistics’ Liquid Port Terminal and its Cabotage Business are not significantly affected by seasonality, as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company for which separate financial information is available and regularly evaluated by the chief operating decision-makers to decide how to allocate resources and assess performance. Chief operating decision-makers use profit to evaluate operating performance of each segment. Accounting guidance also establishes standards for related disclosures about a company’s products and services, geographical areas of operation, and major customers. The Company has determined that its reportable segments are the same as those used in the Company’s internal reporting.

Navios Logistics has three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports (the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal”) which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The Grain Port Terminal, together with the Iron Ore Port Terminal, may be collectively referred to as the “Dry Port Terminals.”

Ship-To-Ship Transshipment

Navios Logistics has chartered-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel for dry bulk cargoes, from Navios Maritime Partners L.P. for a period of five years starting from February 2024.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay (the “Paraguay Liquid Port Terminal”), approximately 17 miles by river from the capital of Asuncion. The Paraguay Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

Navios Logistics owns a port terminal with tank storage for liquid cargoes, such as vegetable oils, biofuels and others, and provision of fuel products within Nueva Palmira Free Zone for bunkering operations (the “Uruguay Liquid Port Terminal”). The Uruguay Liquid Port Terminal is located in Nueva Palmira, Uruguay, at kilometer zero of the Parana-Paraguay riverway, at the confluence of Parana & Uruguay rivers. The Uruguay Liquid Port Terminal has a static storage capacity of 37,000 cubic meters. The Paraguay Liquid Port Terminal together with the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

Uruguay Liquid Port Terminal, may be collectively referred to as the “Liquid Port Terminals”.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the three-month periods ended March 31, 2024 and 2023:

	Three month period ended March 31, 2024
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$32,181	$12,420	$27,365	$71,966
Cost of sales	(12,581)	(11,287)	(24,702)	(48,570)

Gross profit	$19,600	$1,133	$2,663	$23,396

Administrative expenses	(1,157)	(768)	(3,021)	(4,946)
Other operating income	681	—	789	1,470
Other operating expenses	(195)	(437)	(741)	(1,373)
Allowance for expected credit losses on financial	—	—	(70)	(70)

Operating profit/(loss)	$18,929	$(72)	$(380)	$18,477

Finance income	304	100	322	726
Finance costs	(6,794)	(3,069)	(7,128)	(16,991)
Other financial results	—	18	5	23

Profit/(loss) before tax	$12,439	$(3,023)	$(7,181)	$2,235

Income tax benefit	—	4,389	1,469	5,858

Profit/(loss) for the period	$12,439	$1,366	$(5,712)	$8,093

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

	Three month period ended March 31, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$30,911	$11,604	$22,565	$65,080
Cost of sales	(11,214)	(9,884)	(20,450)	(41,548)

Gross profit	$19,697	$1,720	$2,115	$23,532

Administrative expenses	(1,137)	(755)	(2,853)	(4,745)
Other operating income	89	—	157	246
Other operating expenses	—	(461)	(849)	(1,310)
Allowance for expected credit losses on financial	(392)	—	—	(392)

Operating profit/(loss)	$18,257	$504	$(1,430)	$17,331

Finance income	142	58	158	358
Finance costs	(6,543)	(2,552)	(7,031)	(16,126)

Profit/(loss) before tax	$11,856	$(1,990)	$(8,303)	$1,563

Income tax (expense)/benefit	—	267	(238)	29

Profit/(loss) for the period	$11,856	$(1,723)	$(8,541)	$1,592

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $223,292 and $215,853 as of March 31, 2024 and December 31, 2023, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $6,654 and $7,098 as of March 31, 2024 and December 31, 2023, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $37,193 and $37,501 as of March 31, 2024 and December 31, 2023, respectively.

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenues from contracts with customers by stream of revenue is presented below:

	Three month Period ended	Three month Period ended
	March 31,	March 31,
	2024	2023
COA/Voyage revenues	$15,572	$15,767
Time chartering revenues non-lease component	11,886	10,139
Dry port terminal revenues	26,434	24,242
Storage fees (dry port) revenues	134	40
Dockage revenues	1,095	1,859
Sale of products revenues-liquid port terminal	2,082	3,087
Liquid port terminal revenues	1,812	1,304
Other dry port terminal revenue	624	379
Turnover tax-non lease component	(180)	(180)

Revenue from contracts with customers	$59,459	$56,637
Time chartering revenues lease component	$12,699	$8,595
Turnover tax-lease component	(192)	(152)

Total revenue	$71,966	$65,080

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

4.2 Contract balances

	March 31, 2024	December 31, 2023
Trade receivable from contract with customers	$40,249	$34,463
Contract assets	$2,326	$1,183
Contract liabilities	$2,407	$1,872

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable. Trade receivables consisted of the following:

	March 31, 2024	December 31, 2023
Receivables from third party customers	$43,465	$37,609
Allowance for expected credit losses	(3,216)	(3,146)

Total trade receivables	$40,249	$34,463

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2024	$(3,146)

Allowance for expected credit losses	(70)

Balance as at March 31, 2024	$(3,216)

Balance as at January 1, 2023	$(3,347)

Allowance for expected credit losses	(392)

Balance as at March 31, 2023	$(3,739)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

4.3 Cost of Sales

Cost of sales for the three-month periods ended March 31, 2024 and 2023 were as follows:

	Three month period ended March 31, 2024	Three month period ended March 31, 2023
Time charter, voyage and port terminal expenses	$16,686	$13,122
Direct vessel expenses	20,085	16,312
Cost of products sold-Liquid Port Terminal	2,015	2,729
Depreciation and amortization	9,784	9,385

Total cost of sales	$48,570	$41,548

4.4 Administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2024 and 2023 were as follows:

	Three month period ended March 31, 2024	Three month period ended March 31, 2023
Payroll and related costs	$1,925	$1,855
Professional fees	139	999
Other expenses (1)	2,495	1,702
Depreciation of RoU asset	191	141
Depreciation of tangible assets	196	48

Total	$4,946	$4,745

(1)	Other expenses includes travel expenses, administrative expenses under Navios Logistics’ agreement with NSM (see Note 10 “Related Party Disclosures”) and other general office expenses.

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$548,479	$(258,391)	$290,088

Additions	5,656	(4,430)	1,226

Balance March 31, 2024	$554,135	$(262,821)	$291,314

Lease of barges	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$4,664	$(7)	$4,657

Additions	8,045	(58)	7,987
Transfers from assets under construction	1,283	—	1,283

Balance March 31, 2024	$13,992	$(65)	$13,927

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$73,511	$(56,539)	$16,972

Additions	2,185	(1,843)	342

Balance March 31, 2024	$75,696	$(58,382)	$17,314

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$236,638	$(62,968)	$173,670
Additions	261	(1,950)	(1,689)
Transfers from assets under construction	9,676	—	9,676

Balance March 31, 2024	$246,575	$(64,918)	$181,657

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$31,268	$(14,244)	$17,024

Additions	4	(28)	(24)

Balance March 31, 2024	$31,272	$(14,272)	$17,000

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$10,265	$(6,667)	$3,598

Additions	122	(192)	(70)

Balance March 31, 2024	$10,387	$(6,859)	$3,528

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2024	$904,825	$(398,816)	$506,009

Additions	16,273	(8,501)	7,772
Transfers from assets under construction	10,959	—	10,959

Balance March 31, 2024	$932,057	$(407,317)	$524,740

The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $323,510 and $313,637 as at March 31, 2024 and December 31, 2023, respectively.

Certain assets of the Company have been pledged as collateral for the 2025 Notes (Note 8) (as defined herein) and loan facilities. As of March 31, 2024 and December 31, 2023, the net book value of such assets was $133,469 and $135,011, respectively.

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1,580 which is included under the caption “Tangible assets” in its unaudited condensed consolidated statement of financial position. Navios Logistics plans to develop this land for its port operations.

Assets under construction

Assets under construction	March 31, 2024	December 31, 2023
Barges	$2,239	$1,920
Port Terminals (including capitalized interest)	34,311	28,357
Transfers to tangible assets	(10,959)	(3,198)

Total	$25,591	$27,079

In September 2023, Navios Logistics entered into a five-year leasing contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Jumbo Barges”). Upon delivery of each barge, the Company recorded an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

Twelve Jumbo Barges (see Note 9 “Leases”). As of December 31, 2023, four of the barges under the Twelve Jumbo Barges contract were delivered and were presented under the caption “Tangible Assets” and $1,283 relating to the deposit paid for the remaining eight barges, was included under the caption “Assets under construction”. As of March 31, 2024, the remaining eight barges under the Twelve Jumbo Barges contract were delivered for a total cost of $9,337 and are presented under the caption “Tangible Assets” in the unaudited condensed consolidated statement of financial position.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Jumbo Barges”). The contract for the Six Jumbo Barges have similar terms to terms of the lease contract for the Twelve Jumbo Barges. As of March 31, 2024 and December 31, 2023, the Company paid an amount of $956 and $637, respectively, relating to the deposit for the construction of the six barges and is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Upon delivery of each barge, the Company will record an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the Six Jumbo Barges (see Note 13 “Commitments and Contingencies”). During the second quarter of 2024, all six barges under the Six Jumbo Barges contract were delivered.

As of March 31, 2024 and December 31, 2023, Navios Logistics has paid $893 and $888, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position.

During the first quarter of 2024, Navios Logistics completed the construction of a new of a crane in its Iron Ore Port Terminal, for a total cost of $9,676 that was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position of which capitalized interest amounted to $753. As of December 31, 2023 Navios Logistics has paid $8,399, which was included under the caption “Assets under construction”. Capitalized interest included under the caption “Assets under construction” for the construction of the crane was $494 as of December 31, 2023.

As of March 31, 2024 and December 31, 2023, Navios Logistics has paid $16,599 and $12,578, respectively, for the development of a new liquid terminal in Nueva Palmira, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the development of a new liquid terminal in Nueva Palmira was $703 and $277 as of March 31, 2024 and December 31, 2023, respectively.

As of March 31, 2024 and December 31, 2023, Navios Logistics has paid $6,440 and $2,468, respectively for the expansion of its infrastructure in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the Iron Ore Port Terminal expansion was $164 and $55 as of March 31, 2024 and December 31, 2023, respectively.

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal for a total cost of $3,198 that was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position.

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of March 31, 2024 and December 31, 2023 consisted of the following:

March 31, 2024	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$54,481	$(17,288)	$37,193
Customer relationships	36,120	(29,466)	6,654

Total intangible assets	$90,601	$(46,754)	$43,847

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

December 31, 2023	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$54,481	$(16,980)	$37,501
Customer relationships	36,120	(29,022)	7,098

Total intangible assets	$90,601	$(46,002)	$44,599

Following the completion of the Vimalcor acquisition in May 2023, the Company recognized an intangible asset of $1,329, relating to the port-terminal-operating right to be amortized until January 2029.

Amortization expense for the three-month period ended March 31, 2024 and 2023 amounted to $752 and $693, respectively.

The aggregate amortization of acquired intangibles is as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$1,229	$1,229	$1,229	$1,191	$1,026	$31,289	$37,193
Customer relationships	1,775	1,775	1,775	1,329	—	—	6,654

Total	$3,004	$3,004	$3,004	$2,520	$1,026	$31,289	$43,847

Goodwill

Goodwill resulting from acquisitions of businesses amounted to $104,096 as of March 31, 2024 and December 31, 2023, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of March 31, 2024 and December 31, 2023, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	March 31, 2024	December 31, 2023	Interest Rate	Maturity
Notes Payable	$1,594	$2,592	SOFR plus CAS	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	3,234	3,049	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	8,316	8,231	Fixed rate of 4.25%	July 1, 2025
2023 Term Bank Loan	11,500	11,500	SOFR plus 2.85%	December 21, 2027
Seller’s credit agreement for the acquisition of the 2020 Fleet	2,500	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,275	1,262	Fixed rate of 4.20%	March 7, 2026

Current portion of interest-bearing loans and borrowings	28,419	31,634

2025 Notes	493,500	500,000	Fixed rate of 10.75%	July 1, 2025
Seller’s credit for the construction of six liquid barges	2,138	2,911	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	4,288	6,399	Fixed rate of 4.25%	July 1, 2025
2023 Term Bank Loan	25,625	28,500	SOFR plus 2.85%	December 21, 2027
Santander Facility	1,328	1,652	Fixed rate of 4.20%	March 7, 2026

Non-current portion of interest-bearing loans and borrowings	526,879	539,462

Less: deferred finance costs	(7,586)	(8,991)

Total interest-bearing loans and borrowings, net	$547,712	$562,105

(1)	Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event .
(2)	Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2023, at a fixed price of 102.688%, and at par on or after August 1, 2024 plus in each case accrued and unpaid interest, if any. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance (which is a co-issuer). In December 2023, Makenita H, Elena H, Sarah H and the $3,732 of cash collateral held in escrow account were released from the 2025 Notes and were replaced by the (1) Estefania H, (2) Valentina H and (3) Enrico H owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”). The 2025 Notes are currently secured by (i) the three vessels mentioned above and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”).

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets, and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

During the three-month period ended March 31, 2024, the Company repurchased $6,500 of its 2025 Notes, for cash consideration of $6,571, resulting in $89 of deferred financing costs written-off.

As of March 31, 2024 and December 31, 2023, deferred finance costs associated with the 2025 Notes amounted to $6,397 and $7,629, respectively. Finance costs associated with the 2025 Notes amounted to $13,445 and $13,438 for the three-month periods ended March 31, 2024 and 2023, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “Finance costs”.

In April 2024, the Company repurchased $15,000 of its 2025 Notes, for total cash of $15,334 including accrued and unpaid interest to, but excluding, the repayment dates.

Following the above repurchase, $478,500 in aggregate principal amount of the 2025 Notes are currently outstanding, which mature in July 2025.

Other Indebtedness

During the three-month period ended March 31, 2024, the Company paid $9,283 in scheduled repayment installments under its secured credit facilities. During the three-month period ended March 31, 2023, the Company paid $4,189 in scheduled repayment installments under its secured credit facilities. There were no proceeds from interest-bearing loans and borrowings for the three-month period ended March 31, 2024 and 2023.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

During the second quarter of 2024, the Company fully repaid the outstanding balance of the Seller’s credit agreement for the acquisition of the 2020 Fleet.

Finance costs associated with the other credit facilities amounted to $1,328 and $798 for the three-month periods ended March 31, 2024 and 2023, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “Finance costs”. As of March 31, 2024 and December 31, 2023, the unamortized deferred finance costs associated with the 2023 Term Bank Loan amounted to $1,190 and $1,362, respectively.

In connection with the loan obligations described herein and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions. The Company’s secured credit facilities require compliance with maintenance covenants such as value-to-loan ratio covenants, based on charter-free valuations, of not less than 125% and minimum liquidity of $1,250.

The Company was in compliance with all covenants as of March 31, 2024.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.37% and 10.26% for the three-month periods ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and December 31, 2023, an amount of $9,410 and $22,892, respectively, is included under the caption “Trade and other payables” in the Company’s unaudited condensed consolidated statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of March 31, 2024, for the next years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Period	Amount in thousands of U.S. dollars
March 31, 2025	$84,524
March 31, 2026	526,514
March 31, 2027	7,090
March 31, 2028	9,979

Total	$628,107

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 37.6 years with extension options attached, while office lease agreements generally have lease terms between 0.3 and 4.6 years.

The Company also has certain leases of offices with lease terms of 12 months or less and other low value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

On April 28, 2022, the Company entered into a five year leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the leasing contract.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

As a result of the Vimalcor acquisition, completed in May 2023, the Company currently has the right of use to a plot of land in the Port of Montevideo, and recorded a right-of-use asset at an amount equal to the lease liability amounting to $1,502. The concession expires in January 2029.

In September 2023, the Company entered into a five-year leasing contract for the construction of the Twelve Jumbo Barges. The obligation under the lease contract is payable in 60 consecutive monthly payments of $11 for each barge, commencing on the delivery date of the applicable barge. Upon the expiration of the contract, the Company will have the ability to exercise the purchase option for any of the twelve barges at a cost of $350 per barge. Upon delivery of each barge under the leasing contract, the Company will recognize a lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the barge at the end of the lease period. Right-of-used assets in relation to leased assets, for which the purchase option is reasonably certain to be exercised, are presented under “Tangible Assets” and “Assets under construction” in the unaudited condensed consolidated statement of financial position. See also Note 5 “Tangible assets and Assets under construction”.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Navios Vega	Office buildings	Liquid Barges	Total right of use assets
Balance as at January 1, 2024	$8,957	$—	$2,391	$9,139	$20,487

Lease reassessment	290	—	—	—	290
Additions	—	36,039	38	—	36,077
Depreciation expense	(131)	(112)	(191)	(484)	(918)

Balance as at March 31, 2024	$9,116	$35,927	$2,238	$8,655	$55,936

An analysis of the lease liabilities is as follows:

2024
At January 1,	$24,669
Lease reassessment	290
Additions	42,140
Accretion of interest	1,472
Payments	(2,427)

At March 31,	$66,144

Current	$9,690
Non-current	$56,454

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

Less than 1 year	Between 1 and 5 years	Over 5 years	Total
$ 15,465	$60,162	$25,533	$101,160

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

The table below presents the components of the Company’s lease expense for the three-month periods ended March 31, 2024 and 2023:

	Three month period ended March 31, 2024	Three month period ended March 31, 2023
Depreciation expense of right-of-use assets	$918	$373
Interest expense on lease liabilities	1,472	244
Expense relating to short-term leases	861	1,008

Total	$3,251	$1,625

Eight Liquid Barges

In December 2022, two of the eight liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $2,683. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. The agreement for the two leases matures in the fourth quarter of 2027.

During the first quarter of 2023, three additional liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $4,010. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. One of the agreements matures in the fourth quarter of 2027 and two in the first quarter of 2028.

During the second quarter of 2023, the remaining three liquid barges under the lease contract were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $3,997. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each and mature in the second quarter of 2028.

As of March 31, 2024, the outstanding lease liability of the Eight Liquid Barges was $8,661 and have an average lease term of 3.9 years.

Twelve Jumbo Barges

In November 2023, the first barge under the leasing contract was delivered. The Company recorded a lease liability amounting to $758. The lease with respect to the barge delivered is repayable in 60 consecutive monthly payments of approximately $11 and mature in the fourth quarter of 2028.

In December 2023, another three barges under the leasing contract were delivered. The Company recorded a lease liability amounting to $2,273. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $11 each and mature in the fourth quarter of 2028.

During the first quarter of 2024, the remaining eight barges under the Twelve Jumbo Barges contract were delivered. The Company recorded a lease liability amounting to $6,063. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $11 each and mature in the fourth quarter of 2029.

As of March 31, 2024, the outstanding lease liability of the Twelve Jumbo Barges was $8,946.

Navios Vega

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day (see Note 10: Related Party Disclosures). In February 2024, Navios Vega was delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $36,039.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

As of March 31, 2024, the outstanding lease liability of the Navios Vega was $35,927 and has an average lease term of 4.9 years.

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenues), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

NOTE 10: RELATED PARTY DISCLOSURES

As of March 31, 2024 and December 31, 2023, the amounts due to affiliate companies were as follows:

	March 31, 2024	December 31, 2023
Navios Shipmanagement Inc. (Other related party)	(6,261)	(4,168)

Total	$(6,261)	$(4,168)

Administrative expenses: On August 29, 2019, Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Since the assignment, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three-month periods ended March 31, 2024 and 2023 amounted to $875 and $728, respectively.

Lodging and travel services: Navios Logistics obtains lodging and travel services from entities all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were $nil and $4 for the three-month periods ended March 31, 2024 and 2023, respectively. Amounts payable amounted to less than $0.1 million and less than $0.1 million as of March 31, 2024 and December 31, 2023, respectively.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. In February 2023, the Company paid the remaining balance of $10,000 in full.

Navios Logistics has entered into an agreement with NSM with effect as of October 1, 2023, for the leasing of its global office spaces. The agreement has a term of five years with fees of $35.6 per month for the first year of the contract increasing thereafter 5% per annum for the second, third, and fourth years, and 3% for the fifth year. The Conflicts Committee of Navios Logistics has approved the transaction. Total expenses charged for the three-month periods ended March 31, 2024 and 2023 amounted to $107 and nil, respectively, and is included under the caption administrative expenses in the unaudited condensed consolidated statement of profit. As of March 31, 2024, the outstanding lease liability was $409 and has an average lease term of 4.5 years (see Note 9 “Leases”).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega was delivered to the Company in February 2024. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $36,039 (see Note 9 “Leases”). Finance costs associated with the Navios Vega amounted to $920 and $nil for the three-month periods ended March 31, 2024 and 2023, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “Finance costs”. Amortization associated with the Navios Vega amounted to $112 and $nil for the three-month periods ended March 31, 2024 and 2023, respectively, and is included in the unaudited condensed consolidated statement of profit under the caption “cost of sales”. As of March 31, 2024, there was no balance due to the above mentioned related party company.

Employment Agreements - Compensation of key management personnel

The Company has an employment agreement with one management employee who is a non-controlling shareholder of the Company. This agreement stipulates, among other things, severance and benefit arrangements in the event of termination. In addition, the agreement includes confidentiality provisions and covenants not to compete. The agreement renews automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. The agreement calls for a base salary equal to $340 per year, plus annual bonuses and other incentives, provided certain performance targets were achieved. Under the agreements, the Company accrued compensation expenses relating to its key management employees totaling $85 and $85 for the three-month periods ended March 31, 2024 and 2023, respectively and is included in the unaudited condensed consolidated statements of profit under the caption “Administrative expenses.”

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which for the for three-month periods ended March 31, 2024 and 2023 amounted to $875 and $728, respectively.

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the unaudited condensed consolidated financial position for interest bearing deposits approximate their fair value because of the short maturity of these investment.

Trade receivables: The carrying amounts reported in the unaudited condensed consolidated financial position for trade receivables approximate their fair values.

Trade and other payables: The carrying amounts reported in the unaudited condensed consolidated financial position for trade payables approximate their fair values.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2024		December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
2025 Notes (Note 8)	$(487,103)	$(495,627)	$(492,371)	$(495,385)
Notes payable, including current portion (Note 8)	$(1,594)	$(1,594)	$(2,592)	$(2,592)
Other long-term indebtedness, including current portion (Note 8)	$(59,015)	$(60,204)	$(67,142)	$(68,504)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2024
	Total	Level I	Level II	Level III
2025 Notes (Note 8)	$(495,627)	$(495,627)	$—	$—
Notes payable, including current portion (Note 8) (1)	$(1,594)	$—	$(1,594)	$—
Other long-term indebtedness, including current portion (Note 8) (1)	$(60,204)	$—	$(60,204)	$—

	Fair Value Measurements at December 31, 2023
	Total	Level I	Level II	Level III
2025 Notes (Note 8)	$(495,385)	$(495,385)	$—	$—
Notes payable, including current portion (Note 8) (1)	$(2,592)	$—	$(2,592)	$—
Other long-term indebtedness, including current portion (Note 8) (1)	$(68,504)	$—	$(68,504)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities and takes into account the Company’s creditworthiness.

There were no changes in valuation techniques during the reporting periods presented, neither there were transfers between levels.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

NOTE 12: EARNINGS PER SHARE (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for the periods ended March 31, 2024 and 2023 respectively, are as follows:

	Three month period ended March 31, 2024	Three month period ended March 31, 2023
Profit attributable to Navios Logistics’ stockholders	$8,093	$1,592

Weighted average number of shares, basic and diluted	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	$0.40	$0.08

At March 31, 2024 and 2023 the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of the Six Jumbo Barges to be delivered no later than the end of the second quarter of 2024. The contract for the Six Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges (see Note 10: Tangible fixed assets and assets under construction). As of March 31, 2024 and December 31, 2023, the Company paid $957 and $637, respectively, relating to the deposit for the construction of the six barges constructed pursuant to the Six Jumbo Barges contract, which is included under the caption “Assets under construction” in its unaudited condensed consolidated statement of financial position. For further information see Note 10 “Tangible fixed assets and assets under construction.”

In April 2024, Navios Logistics entered into a five-year leasing contract for the construction of eight barges to be delivered no later than the end of the third quarter of 2024 (the “Eight Jumbo Barges”). The contract for the Eight Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges and Six Jumbo Barges (as described above).

In March 2024, the Company entered into an agreement, with an unrelated third party, to acquire 12 secondhand barges for a total consideration of $3,960, expected to be delivered within the second quarter of 2024 and has the option to acquire 4 additional secondhand barges at similar terms.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Corporation Navios S.A. (a consolidated subsidiary) of all its obligations to Technologia Em Movimentacao S.A. (“TMSA”) up to $8,854. This guarantee expires upon completion of the contract.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expired on March 28, 2024 and is expected to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (consolidated subsidiaries) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims, and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of all such proceedings, claims and contingencies will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars— except share data)

NOTE 14: SUBSEQUENT EVENTS

Brundir S.A. (an entity wholly owned by the Company) entered into an agreement, with an unrelated third party, to acquire 36% of the equity in Terminales Graneleras Uruguayas S.A. (“TGU”) for a purchase price of $6,100. The transaction closed on April 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Georgios Akhniotis
Georgios Akhniotis
Chief Executive Officer